August 17, 2007


Mail Stop 4561

Mr. Mark Meller
President
Trey Resources, Inc.
5 Regent Street, Suite 520
Livingston, NJ  07039

> **Re:     Trey Resources, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed 4/9/07**
> **File No. 000-50302**

Dear Mr. Meller:

We have reviewed your response letter dated July 19, 2007 and have the following additional comments.  As previously stated, these comments may require amendment to the referenced filings previously filed with the Commission**.**

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2 – Summary of Significant Accounting Policies, page 15

Revenue Recognition, page 15

1.     We note your response to our comment.  Please tell us how you determined that it is appropriate to account for the resale of your software on a gross basis and include this disclosure in future filings.  It appears that you may be acting as an agent since you do not carry inventory and generally do not place an order with your supplier until a firm commitment and cash payment have been received from your customer.  Refer to EITF 99-19.

2.     Please advise us and disclose in future filings how you allocate revenue from multiple-element software arrangements between the software component and the professional services component.  Refer to paragraphs 63 – 71 of SOP 97-2.

\*     \*     \*     \*

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,


Daniel L. Gordon
Branch Chief